Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Executive Board of Deutsche Börse AG:

We consent to the use of our report dated May 2, 2011, with respect to the consolidated balance sheets of Deutsche Börse AG and subsidiaries as of December 31, 2010, 2009 and 2008, and the related consolidated income statements, statements of comprehensive income, cash flow statements, and statement of changes in equity for each of the years in the three-year period ended December 31, 2010, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany

May 3, 2011